

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

James Parslow
Chief Financial Officer
Xenetic Biosciences, Inc.
40 Speen Street, Suite 102
Framingham, Massachusetts 01701

      Re: Xenetic Biosciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 30, 2020
           File No. 001-37937

Dear Mr. Parslow:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 4: Approval of the Common Stock Amendment, page 29

1.   Please disclose whether you have any current plans, agreements, arrangements, or understandings, written or oral, to issue the additional authorized shares that may become available if the proposed Common Stock Amendment is approved.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Caitlin Simkins